Prospectus Supplement No. 9



The   Prospectus  dated  November  14,  1996  (the  "Prospectus")
relating to the offer for resale of up to $115,000,000 aggregate principal amount of 5.5% Convertible Subordinated Debentures due 2006 of Aames Financial Corporation (the "Company") and 4,107,142 shares of the common stock of the Company, par value $0.001 per share, into which such Debentures are convertible is hereby amended as follows:

     (1) The fourth paragraph appearing on the cover page of the Prospectus is deleted and replaced in its entirety as follows:

           "The Debentures are general unsecured obligations of the Company, subordinated to all existing and future Senior Indebtedness (as defined herein), which at October 31, 1996 was approximately $256 million, including $23.0 million of the Company's 10.5% Senior Notes due 2002, $150 million of the Company's 9.125% Senior Notes due 2003 and Company guarantees of approximately $82.9 million of warehouse indebtedness outstanding on such date incurred by a wholly owned subsidiary of the Company. See `Description of the Debentures.' "

      (2)   The  following entity is hereby named  as  a  Selling
Security Holder as contemplated on page 33 of the Prospectus:

      Selling Security Holder                 Principal Amount of Debentures
     ------------------------                 ------------------------------
     Paine Webber Inc.                            $2,150,000
     1000 Harbor Blvd.
     Weehawken, NJ  07087



        The date of this Prospectus Supplement is January 9, 1997.